

Scott Riley · 3rd in

                                                                               **Drake Management**

Portfolio Manager at Drake Management

San Juan, Pr, Puerto Rico · 500+ connections · **Contact info**

Experience

Portfolio Manager

Drake Management LLC
Nov 2009 – Present · 10 yrs 8 mos
San Juan, Puerto Rico

-Responsible for all trading in Drake Private Investments, a $180 million global macro fund within a family office.
-Macro trades include interest rate swaps, FX, futures, EM and US equities, corporates, US treasuries, non-US sovereigns, commodities, and ABS/MBS bonds.
-Source and evaluate all venture capital and private equity investments for the family office. Led investments in over 25 deals including Clover Health, PaymentSense, Axiom Space, Momentus Space, WEVR, Polyspectra, Noble.Ai, A.ki, boom.tv, Capital on Tap, Barney Butter, Volta, BentoBox, Eden Health, DriveWealth.   **…see mor**

Trader, Cash and Funding Desk

Drake Management
Jun 2003 – Nov 2009 · 6 yrs 6 mos

-Handled all FX execution, including currency overlay program in 4 hedge funds, 2 mutual funds, and 25 managed accounts, with typical annual FX activity of $40 billion USD.
-Traded U.S. and international fixed income repo across all funds with overall repo portfolio reaching to $35 billion, and typical daily trade activity ranging from $1-3 billion.   **…see mor**

Associate

Bear Stearns

1998 – 2003 · 5 yrs

Education

 **Georgetown University**

BS, Finance, Psychology

1994 – 1998

